U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 12b-25
SEC FILING NO.
000-23617

NOTIFICATION OF LATE FILING

  CUSIP NUMBER
57666R 10 5

☐ Form 10-K and Form 10-KSB    ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q and Form 10-QSB    ☐ Form N-SAR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

Part I - Registrant Information

Full Name of Registrant: MATECH Corp.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 11661 San Vicente Boulevard, Suite 707, Los Angeles, CA 90049

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

☒        (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

☐         (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Part IV - Narrative

(1)    The Name and telephone number of person to contact in regard to this notification

Robert M. Bernstein	(310)	208-5589
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Yes ☒   No ☐

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes ☐   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MATECH Corp.

Date: May 15, 2009	By: /s/ Robert M. Bernstein
Robert M. Bernstein, Chief Executive Officer and President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).